Exhibit 99.3

NUTRIEN LTD.

INTERIM FINANCIAL STATEMENTS AND NOTES

AS AT AND FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2019

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Earnings (Loss)

		Three Months Ended September 30		Nine Months Ended September 30

		2019	2018	2019	2018

			Note 1		Note 1

SALES	Note 2	4,134	3,990	16,482	15,761

Freight, transportation and distribution		246	253	667	675

Cost of goods sold		2,748	2,582	11,388	10,953

GROSS MARGIN		1,140	1,155	4,427	4,133

Selling expenses		607	560	1,835	1,758

General and administrative expenses		97	112	287	312

Provincial mining and other taxes		92	79	253	192

Share-based compensation (recovery) expense		(21)	51	95	149

Impairment of assets	Note 3	-	1,809	33	1,809

Other expenses (income)	Note 4	37	(97)	125	45

EARNINGS (LOSS) BEFORE FINANCE COSTS AND INCOME TAXES		328	(1,359)	1,799	(132)

Finance costs		147	142	413	394

EARNINGS (LOSS) BEFORE INCOME TAXES		181	(1,501)	1,386	(526)

Income tax expense (recovery)	Note 5	40	(434)	346	(199)

NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS		141	(1,067)	1,040	(327)

Net earnings from discontinued operations	Note 6	-	23	-	698

NET EARNINGS (LOSS)		141	(1,044)	1,040	371

NET EARNINGS (LOSS) PER SHARE FROM CONTINUING OPERATIONS

Basic		0.25	(1.74)	1.78	(0.52)

Diluted		0.24	(1.74)	1.77	(0.52)

NET EARNINGS PER SHARE FROM DISCONTINUED OPERATIONS

Basic		-	0.04	-	1.11

Diluted		-	0.04	-	1.11

NET EARNINGS (LOSS) PER SHARE (“EPS”)

Basic		0.25	(1.70)	1.78	0.59

Diluted		0.24	(1.70)	1.77	0.59

Weighted average shares outstanding for basic EPS		572,887,000	614,950,000	585,421,000	629,197,000

Weighted average shares outstanding for diluted EPS		573,702,000	614,950,000	586,335,000	629,197,000

Condensed Consolidated Statements of Comprehensive Income (Loss)

	Three Months Ended September 30		Nine Months Ended September 30

(Net of related income taxes)	2019	2018	2019	2018

		Note 1		Note 1

NET EARNINGS (LOSS)	141	(1,044)	1,040	371

Other comprehensive (loss) income

Items that will not be reclassified to net earnings (loss):

Net actuarial gain on defined benefit plans	-	-	-	56

Net fair value (loss) gain on investments	(11)	14	(26)	(79)

Items that have been or may be subsequently reclassified to net earnings (loss):

Loss on currency translation of foreign operations	(71)	(8)	(36)	(146)

Other	7	(5)	5	(5)

OTHER COMPREHENSIVE (LOSS) INCOME	(75)	1	(57)	(174)

COMPREHENSIVE INCOME (LOSS)	66	(1,043)	983	197

 (See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Cash Flows

		Three Months Ended September 30		Nine Months Ended September 30

		2019	2018	2019	2018

			Note 1		Note 1

OPERATING ACTIVITIES

Net earnings (loss)		141	(1,044)	1,040	371

Adjustments for:

Depreciation and amortization		457	427	1,363	1,194

Share-based compensation		(21)	51	95	149

Impairment of assets	Note 3	-	1,809	33	1,809

Provision for (recovery of) deferred income tax		31	(356)	178	(58)

Gain on sale of investment	Note 6	-	-	-	(841)

Other long-term liabilities and miscellaneous		(23)	(130)	(23)	(158)

Changes in non-cash operating working capital:

Receivables		624	327	(1,427)	(1,504)

Inventories		541	129	1,239	124

Prepaid expenses and other current assets		(23)	(117)	801	737

Payables and accrued charges		(1,138)	(1,273)	(2,053)	(1,739)

CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES		589	(177)	1,246	84

INVESTING ACTIVITIES

Additions to property, plant and equipment		(518)	(352)	(1,177)	(913)

Business acquisitions, net of cash acquired	Note 11	(348)	(140)	(837)	(385)

Proceeds from disposal of discontinued operations, net of tax	Note 6	-	14	55	1,833

Purchase of investments		(42)	(15)	(164)	(123)

Cash acquired in Merger		-	-	-	466

Other		4	14	(10)	25

CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES		(904)	(479)	(2,133)	903

FINANCING ACTIVITIES

Transaction costs on long-term debt		-	-	(29)	(21)

Proceeds from short-term debt, net		575	1,319	1,534	3,214

Proceeds from long-term debt	Note 9	-	-	1,510	-

Repayment of long-term debt	Note 9	(11)	(2)	(1,010)	(8)

Repayment of principal portion of lease liabilities		(49)	-	(166)	-

Dividends paid	Note 10	(244)	(248)	(764)	(708)

Repurchase of common shares	Note 10	-	(459)	(1,930)	(1,663)

Issuance of common shares	Note 10	1	5	18	7

CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		272	615	(837)	821

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		(5)	(13)	(22)	(22)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(48)	(54)	(1,746)	1,786

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		616	1,956	2,314	116

CASH AND CASH EQUIVALENTS, END OF PERIOD		568	1,902	568	1,902

Cash and cash equivalents comprised of:

Cash		326	580	326	580

Short-term investments		242	1,322	242	1,322

		568	1,902	568	1,902

SUPPLEMENTAL CASH FLOWS INFORMATION

Interest paid		111	125	353	366

Income taxes paid		46	27	1	123

Total cash outflow for leases		89	-	253	-

 (See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Changes in Shareholders’ Equity

			Accumulated Other Comprehensive (Loss) Income (“AOCI”)

	Share Capital	Contributed Surplus	Net Fair Value (Loss) Gain on Investments	Net Actuarial Gain on Defined Benefit Plans [1]	Loss on Currency Translation of Foreign Operations	Other	Total AOCI	Retained Earnings	Total Equity [2]

BALANCE - DECEMBER 31, 2018	16,740	231	(7)	-	(251)	(33)	(291)	7,745	24,425

Net earnings	-	-	-	-	-	-	-	1,040	1,040

Other comprehensive (loss) income	-	-	(26)	-	(36)	5	(57)	-	(57)

Shares repurchased (Note 10)	(992)	-	-	-	-	-	-	(886)	(1,878)

Dividends declared	-	-	-	-	-	-	-	(496)	(496)

Effect of share-based compensation including issuance of common shares	21	13	-	-	-	-	-	-	34

Transfer of net loss on investment	-	-	4	-	-	-	4	(4)	-

Transfer of net loss on cash flow hedges	-	-	-	-	-	8	8	-	8

BALANCE - SEPTEMBER 30, 2019	15,769	244	(29)	-	(287)	(20)	(336)	7,399	23,076

BALANCE - DECEMBER 31, 2017	1,806	230	73	-	(2)	(46)	25	6,242	8,303

Merger impact	15,898	7	-	-	-	-	-	(1)	15,904

Net earnings	-	-	-	-	-	-	-	371	371

Other comprehensive (loss) income	-	-	(79)	56	(146)	(5)	(174)	-	(174)

Shares repurchased (Note 10)	(884)	(23)	-	-	-	-	-	(756)	(1,663)

Dividends declared	-	-	-	-	-	-	-	(749)	(749)

Effect of share-based compensation including issuance of common shares	8	17	-	-	-	-	-	-	25

Transfer of net loss on sale of investment (Note 6)	-	-	19	-	-	-	19	(19)	-

Transfer of net loss on cash flow hedges	-	-	-	-	-	18	18	-	18

Transfer of net actuarial gain on defined benefit plans	-	-	-	(56)	-	-	(56)	56	-

BALANCE - SEPTEMBER 30, 2018	16,828	231	13	-	(148)	(33)	(168)	5,144	22,035

1 Any amounts incurred during a period were closed out to retained earnings at each period-end. Therefore, no balance exists at the beginning or end of period.

2 All equity transactions were attributable to common shareholders.

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Balance Sheets

As at		September 30, 2019	December 31, 2018

ASSETS

Current assets

Cash and cash equivalents		568	2,314

Receivables		4,843	3,342

Inventories		3,873	4,917

Prepaid expenses and other current assets		440	1,089

		9,724	11,662

Non-current assets

Property, plant and equipment	Note 1	20,045	18,796

Goodwill	Note 11	11,983	11,431

Other intangible assets		2,330	2,210

Investments	Note 11	809	878

Other assets		538	525

TOTAL ASSETS		45,429	45,502

LIABILITIES

Current liabilities

Short-term debt	Note 8	2,287	629

Current portion of long-term debt	Note 9	501	995

Current portion of lease liabilities	Note 1	219	8

Payables and accrued charges		4,615	6,703

		7,622	8,335

Non-current liabilities

Long-term debt	Note 9	8,555	7,579

Lease liabilities	Note 1	793	12

Deferred income tax liabilities	Note 5	3,137	2,907

Pension and other post-retirement benefit liabilities		425	395

Asset retirement obligations and accrued environmental costs		1,662	1,673

Other non-current liabilities		159	176

TOTAL LIABILITIES		22,353	21,077

SHAREHOLDERS’ EQUITY

Share capital	Note 10	15,769	16,740

Contributed surplus		244	231

Accumulated other comprehensive loss		(336)	(291)

Retained earnings		7,399	7,745

TOTAL SHAREHOLDERS’ EQUITY		23,076	24,425

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		45,429	45,502

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Nine Months Ended September 30, 2019

NOTE 1  BASIS OF PRESENTATION

Nutrien Ltd. (collectively with its subsidiaries, known as “Nutrien” or the “Company” except to the extent the context otherwise requires) is an integrated ag solutions provider and plays a critical role in helping growers around the globe increase food production in a sustainable manner. Nutrien is the world’s largest provider of crop inputs and services. Disclosures related to the merger of Potash Corporation of Saskatchewan Inc. and Agrium Inc. (the “Merger”) can be found in Note 3 of the Company’s 2018 annual consolidated financial statements.

These unaudited interim condensed consolidated financial statements (“interim financial statements”) are based on International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. The accounting policies and methods of computation used in preparing these interim financial statements are consistent with those used in the preparation of the Company’s 2018 annual consolidated financial statements, with the exception of IFRS 16, “Leases” (“IFRS 16”), which was adopted effective January 1, 2019, and resulted in an increase to property, plant and equipment and recognition of lease liabilities of approximately $1 billion at January 1, 2019. Other impacts from adoption of IFRS 16 are disclosed in Note 13 of Nutrien’s first quarter 2019 unaudited condensed consolidated financial statements. These interim financial statements include the accounts of Nutrien and its subsidiaries; however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with the Company’s 2018 annual consolidated financial statements.

Certain immaterial 2018 figures have been reclassified or grouped together in the condensed consolidated statements of: earnings (loss), comprehensive income (loss), cash flows, changes in shareholders’ equity and in the segment information.

In management’s opinion, the interim financial statements include all adjustments necessary to fairly present such information in all material respects. Interim results are not necessarily indicative of the results expected for any other interim period or the fiscal year.

These interim financial statements were authorized by the audit committee of the Board of Directors for issue on November 4, 2019.

NOTE 2  SEGMENT INFORMATION

The Company’s four reportable operating segments are: Retail, Potash, Nitrogen and Phosphate. The Retail segment distributes crop nutrients, crop protection products, seed and merchandise, and provides services directly to growers through a network of farm centers in North and South America and Australia. The Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each produces. In the first quarter of 2019, the Company’s Chief Operating Decision Maker reassessed product groupings and decided to evaluate the performance of ammonium sulfate as part of the Nitrogen segment, rather than the Phosphate and Sulfate segment reported in the Company’s 2018 annual consolidated financial statements. Comparative amounts for Nitrogen and Phosphate were restated, including EBITDA which is calculated as net earnings (loss) from continuing operations before finance costs, income taxes and depreciation and amortization. For the three months ended September 30, 2018, Nitrogen reflected increases of $31, $9 and $13 in sales, gross margin and EBITDA, respectively, and for the nine months ended September 30, 2018, Nitrogen reflected increases of $91, $32 and $41 in sales, gross margin and EBITDA, respectively, as well as $377 in assets as at December 31, 2018, with corresponding decreases in Phosphate. In addition, the “Others” segment was renamed to “Corporate and Others”.

Unaudited	In millions of US dollars except as otherwise noted

	Three Months Ended September 30, 2019

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	2,489	748	564	333	-	-	4,134

– intersegment	10	68	115	43	-	(236)	-

Sales – total	2,499	816	679	376	-	(236)	4,134

Freight, transportation and distribution	-	107	77	62	-	-	246

Net sales	2,499	709	602	314	-	(236)	3,888

Cost of goods sold	1,844	303	469	329	-	(197)	2,748

Gross margin	655	406	133	(15)	-	(39)	1,140

Selling expenses	601	2	7	2	(5)	-	607

General and administrative expenses	28	-	4	-	65	-	97

Provincial mining and other taxes	-	83	1	-	8	-	92

Share-based compensation recovery	-	-	-	-	(21)	-	(21)

Other (income) expenses	(12)	1	1	7	40	-	37

Earnings (loss) before finance costs and income taxes	38	320	120	(24)	(87)	(39)	328

Depreciation and amortization	152	110	127	58	10	-	457

EBITDA	190	430	247	34	(77)	(39)	785

Assets – at September 30, 2019	18,996	11,939	10,807	2,207	2,029	(549)	45,429

	Three Months Ended September 30, 2018

	Retail	Potash	Nitrogen [1]	Phosphate [1]	Corporate and Others	Eliminations	Consolidated

Sales – third party	2,117	880	600	393	-	-	3,990

– intersegment	14	62	124	71	-	(271)	-

Sales – total	2,131	942	724	464	-	(271)	3,990

Freight, transportation and distribution	-	125	85	54	-	(11)	253

Net sales	2,131	817	639	410	-	(260)	3,737

Cost of goods sold	1,598	358	475	383	-	(232)	2,582

Gross margin	533	459	164	27	-	(28)	1,155

Selling expenses	552	3	8	3	(6)	-	560

General and administrative expenses	25	3	7	2	75	-	112

Provincial mining and other taxes	-	78	1	-	-	-	79

Share-based compensation expense	-	-	-	-	51	-	51

Impairment of assets (Note 3)	-	1,809	-	-	-	-	1,809

Other (income) expenses	(38)	5	(7)	(1)	(56)	-	(97)

(Loss) earnings before finance costs and income taxes	(6)	(1,439)	155	23	(64)	(28)	(1,359)

Depreciation and amortization	122	128	115	52	10	-	427

EBITDA	116	(1,311)	270	75	(54)	(28)	(932)

Assets – at December 31, 2018	17,964	11,710	10,386	2,406	3,678	(642)	45,502

 1 Comparative figures have been restated to reflect the change in the sulfate product grouping from Phosphate and Sulfate to Nitrogen.

Unaudited	In millions of US dollars except as otherwise noted

	Nine Months Ended September 30, 2019

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	11,022	2,328	2,033	1,099	-	-	16,482

– intersegment	28	178	487	160	-	(853)	-

Sales – total	11,050	2,506	2,520	1,259	-	(853)	16,482

Freight, transportation and distribution	-	252	275	178	-	(38)	667

Net sales	11,050	2,254	2,245	1,081	-	(815)	15,815

Cost of goods sold	8,546	892	1,652	1,092	-	(794)	11,388

Gross margin	2,504	1,362	593	(11)	-	(21)	4,427

Selling expenses	1,816	7	21	5	(14)	-	1,835

General and administrative expenses	82	-	11	3	191	-	287

Provincial mining and other taxes	-	237	2	1	13	-	253

Share-based compensation expense	-	-	-	-	95	-	95

Impairment of assets (Note 3)	-	-	-	-	33	-	33

Other expenses (income)	39	(2)	(27)	20	95	-	125

Earnings (loss) before finance costs and income taxes	567	1,120	586	(40)	(413)	(21)	1,799

Depreciation and amortization	433	324	394	180	32	-	1,363

EBITDA	1,000	1,444	980	140	(381)	(21)	3,162

Assets – at September 30, 2019	18,996	11,939	10,807	2,207	2,029	(549)	45,429

	Nine Months Ended September 30, 2018

	Retail	Potash	Nitrogen [1]	Phosphate [1]	Corporate and Others	Eliminations	Consolidated

Sales – third party	10,467	2,148	2,037	1,109	-	-	15,761

– intersegment	36	180	462	203	-	(881)	-

Sales – total	10,503	2,328	2,499	1,312	-	(881)	15,761

Freight, transportation and distribution	-	298	279	157	-	(59)	675

Net sales	10,503	2,030	2,220	1,155	-	(822)	15,086

Cost of goods sold	8,130	912	1,624	1,080	-	(793)	10,953

Gross margin	2,373	1,118	596	75	-	(29)	4,133

Selling expenses	1,732	9	24	8	(15)	-	1,758

General and administrative expenses	73	8	17	6	208	-	312

Provincial mining and other taxes	-	188	2	1	1	-	192

Share-based compensation expense	-	-	-	-	149	-	149

Impairment of assets (Note 3)	-	1,809	-	-	-	-	1,809

Other (income) expenses	(57)	13	(7)	(2)	98	-	45

Earnings (loss) before finance costs and income taxes	625	(909)	560	62	(441)	(29)	(132)

Depreciation and amortization	367	312	334	140	41	-	1,194

EBITDA	992	(597)	894	202	(400)	(29)	1,062

Assets – at December 31, 2018	17,964	11,710	10,386	2,406	3,678	(642)	45,502

 1 Comparative figures have been restated to reflect the change in the sulfate product grouping from Phosphate and Sulfate to Nitrogen.

Unaudited	In millions of US dollars except as otherwise noted

The Company disaggregated revenue from contracts with customers by product line or geographic location for each reportable segment to show how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

	Three Months Ended September 30		Nine Months Ended September 30

	2019	2018	2019	2018

Retail sales by product line

Crop nutrients	769	650	4,082	3,660

Crop protection products	1,318	1,086	4,348	4,218

Seed	60	60	1,613	1,584

Merchandise	135	161	387	442

Services and other	217	174	620	599

	2,499	2,131	11,050	10,503

Potash sales by geography

Manufactured product

North America	437	483	1,084	1,128

Offshore [1]	379	458	1,421	1,198

Other potash and purchased products	-	1	1	2

	816	942	2,506	2,328

Nitrogen sales by product line [2]

Manufactured product

Ammonia	172	225	713	783

Urea	239	217	801	730

Solutions, nitrates and sulfates	193	207	613	620

Other nitrogen and purchased products	75	75	393	366

	679	724	2,520	2,499

Phosphate sales by product line [2]

Manufactured Product

Fertilizer	205	305	752	846

Industrial and feed	119	126	359	352

Other phosphate and purchased products	52	33	148	114

	376	464	1,259	1,312

 1 Relates primarily to Canpotex Ltd. (“Canpotex”) (Note 13).

 2 Comparative figures have been restated to reflect the change in the sulfate product grouping from Phosphate and Sulfate to Nitrogen.

NOTE 3  IMPAIRMENT OF ASSETS

During the nine months ended September 30, 2019, the Company recorded an impairment of $33 relating to certain intangible assets.

During the nine months ended September 30, 2018, through a strategic portfolio review, the Company determined the New Brunswick Potash operations would no longer be part of the Company’s medium-term or long-term strategic plans. Accordingly, the New Brunswick cash generating unit was estimated to have a recoverable amount of $50, based on the fair value less costs of disposal. This resulted in an impairment loss of $1,809 ($1,320, net of tax) related to its property, plant and equipment being recorded in the Potash segment for the three and nine months ended September 30, 2018. The estimated recoverable amount was determined to be the salvage value of the assets based on the estimated fair market value of similar used assets and past experience, a Level 3 fair value measurement.

Unaudited	In millions of US dollars except as otherwise noted

NOTE 4  OTHER EXPENSES (INCOME)

	Three Months Ended September 30		Nine Months Ended September 30

	2019	2018	2019	2018

Merger and related costs	21	62	57	143

Foreign exchange loss (gain)	2	-	14	(2)

Earnings of equity-accounted investees	(6)	(15)	(53)	(26)

Gain on curtailment of defined benefit pension and other post-retirement benefit plans	-	(151)	-	(151)

Other expenses	20	7	107	81

	37	(97)	125	45

During the third quarter of 2018, as part of the Company’s continuous assessment of its operations, participation (based on age and years of service) in certain company defined benefit pension and other post-retirement benefit plans was suspended and/or discontinued effective January 1, 2020. As a result, the Company recognized a merger-related gain on curtailment of defined benefit pension and other post-retirement benefit plans of $151.

NOTE 5  INCOME TAXES

A separate estimated average annual effective income tax rate was determined for each taxing jurisdiction and applied individually to the interim period pre-tax earnings from continuing operations for each jurisdiction.

	Three Months Ended September 30		Nine Months Ended September 30

Income Tax Related to Continuing Operations	2019	2018	2019	2018

Income tax expense (recovery)	40	(434)	346	(199)

Actual effective tax rate on earnings (loss) from continuing operations (%)	22	29	25	38

Actual effective tax rate including discrete items (%)	22	29	25	38

Discrete tax adjustments that impacted the tax rate	1	2	5	-

Income tax balances within the condensed consolidated balance sheets were comprised of the following:

Income Tax Assets and Liabilities	Balance Sheet Location	As at September 30, 2019	As at December 31, 2018
Current income tax assets

Current	Receivables	81	248

Non-current	Other assets	36	36

Deferred income tax assets	Other assets	269	216

Total income tax assets		386	500

Current income tax liabilities

Current	Payables and accrued charges	41	47

Non-current	Other non-current liabilities	40	64

Deferred income tax liabilities	Deferred income tax liabilities	3,137	2,907

Total income tax liabilities		3,218	3,018

NOTE 6  DISCONTINUED OPERATIONS

During the three and nine months ended September 30, 2019, there were no discontinued operations.

In 2018, the Company’s investments in Sociedad Quimica y Minera de Chile S.A. (“SQM”), Israel Chemical Ltd. (“ICL”) and Arab Potash Company (“APC”) were presented as discontinued operations. During the nine months ended September 30, 2018, the Company sold its investments in ICL, a portion of its investment in SQM and its Conda Phosphate operations for proceeds, net of commissions, of $1,061, $685 and $87, respectively.

Unaudited	In millions of US dollars except as otherwise noted

Net earnings from discontinued operations were comprised of:

	Three Months Ended September 30, 2018	Nine Months Ended September 30, 2018

Gain on disposal of investment in SQM	-	841

Dividend income of SQM, APC and ICL [1]	30	156

Income tax expense [2]	(7)	(299)

Net earnings from discontinued operations	23	698

1 Dividend income is included in cash provided by operating activities on the condensed consolidated statements of cash flows.

2 For the three months ended September 30, 2018, income tax expense relates to the planned repatriation of dividend income and the remaining excess cash available in Chile. For the nine months ended September 30, 2018, income tax expense is comprised of $255 relating to the disposals of certain SQM shares including the planned repatriation of the net proceeds, and $44 relating to earnings from discontinued operations.

NOTE 7  FINANCIAL INSTRUMENTS

Fair Value

Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in a current arm’s-length transaction between knowledgeable, willing parties. The valuation policies and procedures for financial reporting purposes are determined by the Company’s finance department. There have been no changes to the Company’s valuation methods presented in Note 13 of the 2018 annual consolidated financial statements and those valuation methods have been applied in these interim financial statements.

The following table presents the Company’s fair value hierarchy for financial assets and financial liabilities carried at fair value on a recurring basis or measured at amortized cost:

	September 30, 2019			December 31, 2018

Financial instruments measured at	Carrying Amount	Level 1 [1]	Level 2 [1]	Carrying Amount	Level 1 [1]	Level 2 [1]

Fair value on a recurring basis

Cash and cash equivalents	568	-	568	2,314	-	2,314

Derivative instrument assets	5	-	5	5	-	5

Other current financial assets - marketable securities [2]	192	23	169	97	12	85

Investments at FVTOCI [3]	160	160	-	186	186	-

Derivative instrument liabilities	(38)	-	(38)	(71)	-	(71)

Amortized cost

Current portion of long-term debt

Senior notes and debentures [4]	(494)	-	(507)	(995)	-	(1,009)

Fixed and floating rate debt	(7)	-	(7)	(8)	-	(8)

Long-term debt

Senior notes and debentures [4]	(8,532)	(4,788)	(4,311)	(7,569)	(1,004)	(6,177)

Fixed and floating rate debt	(23)	-	(23)	(22)	-	(22)

1 During the period ended September 30, 2019, there were no transfers between Level 1 and Level 2 for financial instruments measured at fair value on a recurring basis. The Company’s policy is to recognize transfers at the end of the reporting period.

2 Marketable securities consist of equity and fixed income securities. The Company determines the fair value of equity securities based on the bid price of identical instruments in active markets. The Company values fixed income securities using quoted prices of instruments with similar terms and credit risk.

3 Investments at fair value through other comprehensive income (“FVTOCI”) are comprised of shares in Sinofert Holdings Ltd. (“Sinofert”) (December 31, 2018 – Sinofert and other).

4 Carrying amount of liability includes net unamortized debt issue costs.

NOTE 8  SHORT-TERM DEBT

In 2019, the Company terminated its $500 accounts receivable securitization program. There were no loan drawdowns made under this program in 2019.

Unaudited	In millions of US dollars except as otherwise noted

NOTE 9  LONG-TERM DEBT

The following tables summarize the Company’s long-term debt issuances and repayment activities during the nine months ended September 30, 2019:

	Rate of interest (%)	Maturity	Amount

Notes issued 2019	4.200	April 1, 2029	750

Notes issued 2019	5.000	April 1, 2049	750

			1,500

The notes issued in 2019 are unsecured, rank equally with Nutrien’s existing unsecured debt, and have no sinking fund requirements prior to maturity. Each series is redeemable and provides for redemption prior to maturity, at the Company’s option, at specified prices.

	Rate of interest (%)	Maturity	Amount

Debentures repaid 2019	6.750	January 15, 2019	500

Senior Notes repaid 2019	6.500	May 15, 2019	500

			1,000

NOTE 10  SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares. The common shares are not redeemable or convertible. The preferred shares may be issued in one or more series with rights and conditions to be determined by the Board of Directors. No preferred shares have been issued.

Issued

	Number of Common Shares	Share Capital

Balance – December 31, 2018	608,535,477	16,740

Issued under option plans and share-settled plans	431,485	21

Repurchased	(36,066,766)	(992)

Balance – September 30, 2019	572,900,196	15,769

Share repurchase programs

	Board of Directors Approval	Expiry	Maximum Shares for Repurchase

2018 Normal Course Issuer Bid [1]	February 20, 2018	February 22, 2019	50,363,686

2019 Normal Course Issuer Bid [2]	February 20, 2019	February 26, 2020	30,133,631

1 On December 14, 2018, the normal course issuer bid was increased to permit the repurchase of up to 8 percent of the Company’s outstanding common shares.

2 The normal course issuer bid permitted the repurchase of up to 5 percent of the Company’s outstanding common shares.

The Company has repurchased the maximum authorized amount under the 2019 normal course issuer bid. Purchases under the 2019 normal course issuer bid were made through open market purchases at market price as well as by other means as permitted by applicable securities regulatory authorities, including private agreements.

Unaudited	In millions of US dollars except as otherwise noted

The following table summarizes the Company’s share repurchase activities during the period:

	Three Months Ended September 30		Nine Months Ended September 30

	2019	2018	2019	2018

Common shares repurchased for cancellation	-	7,271,800	36,066,766	32,209,923

Average price per share	-	54.15	52.07	51.62

Total cost	-	394	1,878	1,663

Repurchase resulting in a reduction of:

Share capital	-	199	992	884

Contributed surplus [1]	-	-	-	23

Retained earnings [1]	-	195	886	756

1 The excess of net cost over the average book value of the shares.

Dividends declared

The Company declared dividends per share of $0.45 (2018 – $0.40) during the three months ended September 30, 2019, payable on October 17, 2019 to shareholders of record on September 30, 2019, and $0.88 (2018 – $1.20) during the nine months ended September 30, 2019.

In 2019, the Company announced an increase in the expected quarterly dividend from $0.43 per share to $0.45 per share commencing with the quarterly dividend declared in the third quarter of 2019 and until otherwise determined by the Board of Directors.

Anti-dilutive shares

The diluted weighted average shares calculation excluded 979,000 stock options and 118,000 equity-settled performance share units for the three months ended September 30, 2018; and 621,000 stock options and 118,000 equity-settled performance share units for the nine months ended September 30, 2018, due to their anti-dilutive effect.

NOTE 11  BUSINESS ACQUISITIONS

The Company had the following acquisitions for the nine months ended September 30, 2019:

	Ruralco Holdings Limited (“Ruralco”)	Other Acquisitions
Acquisition date	September 30, 2019	Various
Total consideration, net of cash and cash equivalents acquired

$330

Also included in the total consideration, net of cash and cash equivalents acquired, is the impact of $18 relating to a foreign exchange hedge loss which the Company designated a cash flow hedge and accounted for similarly to other cash flow hedges. As the hedge was related to the commitment to purchase a foreign operation the Company considered it a non-financial item. The loss from the hedging instrument initially recognized in other comprehensive income (loss) was adjusted as part of goodwill when the business acquisition occurred.

$507, net of $100 previously held equity-accounted interest held in Agrichem. The remaining 20 percent interest in Agrichem was acquired in the first nine months of 2019, making Agrichem a wholly owned consolidated subsidiary of the Company.
Description	An agriservices business in Australia with more than 500 operating locations.	54 Retail locations in North and South America and Australia, which included companies operating within the proprietary products business, such as Actagro, LLC (“Actagro”), a developer, manufacturer and marketer of environmentally sustainable soil and plant health products and technologies.
Expected benefits	• reduced operating costs • broader distribution of Nutrien/Landmark products • enhanced ability to foster innovation • exposure to the water segment	• expansion of geographical coverage for the sale of crop input products • increased customer base and workforce • synergies between Nutrien and acquired businesses

Unaudited	In millions of US dollars except as otherwise noted

The Company has engaged independent valuation experts to assist in determining the fair value of certain assets acquired and liabilities assumed and related deferred income tax impacts. As at September 30, 2019, the purchase price allocation for the Actagro acquisition was substantially complete. The purchase price allocation for Ruralco and other acquisitions are not final as the Company is continuing to obtain and verify information required to determine the fair value of certain assets acquired and liabilities assumed and the amount of deferred income taxes arising on their recognition. The Company expects to finalize the amounts recognized as it obtains the information necessary to complete the analysis within one year from the date of the acquisition.

The preliminary values allocated to the acquired assets and assumed liabilities based upon fair values were as follows:

	September 30, 2019
	Ruralco	Other Acquisitions
Receivables [1]	250	68
Inventories	116	120
Prepaid expenses and other current assets	11	39
Property, plant and equipment	70	106
Goodwill [2]	272	293
Other intangible assets	55	179
Investments and other assets	31	2
Short-term debt [3]	(112)	-
Payables and accrued charges	(299)	(152)
Other current liabilities	(17)	-
Long-term debt	-	(36)
Other non-current liabilities	(47)	(12)
Total consideration	330	607
Previously held equity-accounted interest in Agrichem	-	(100)
Total consideration, net of cash and cash equivalents acquired	330	507

1 Includes trade receivables with gross contractual amount of $247.

2 Goodwill was calculated as the excess of the fair value of consideration transferred over the recognized amount of net identifiable assets acquired. The portion of goodwill deductible for income tax purposes will be determined when the purchase allocation is finalized.

3 Outstanding amount on the Ruralco credit facilities assumed as part of the acquisition.

The significant fair value considerations included in the allocation of the purchase price are discussed below:

Asset	Valuation Technique
Property, plant and equipment

Market approach for land and certain types of personal property: sales comparison that measures the value of an asset through an analysis of sales and offerings of comparable assets.

Replacement costs for all other depreciable property, plant and equipment: measures the value of an asset by estimating the cost to acquire or construct comparable assets and adjusts for age and condition of the asset.

Other intangible assets	Income approach – multi-period excess earnings method: which measures the value of an asset based on the present value of the incremental after-tax cash flows attributable to the asset after deducting contributory asset charges (“CACs”). Allocation of CACs is a matter of judgment and based on the nature of the acquired business’ operations and historical trend.

The Ruralco acquisition was completed at the close of business on September 30, 2019, therefore, the Company’s consolidated statements of earnings did not include any impacts from Ruralco for the three and nine months ended September 30, 2019. Financial information related to business acquisitions is as follows:

	Pro Forma [1]		Three Months Ended [2] September 30, 2019	Nine Months Ended [2] September 30, 2019
	Ruralco	Other Acquisitions	Other Acquisitions	Other Acquisitions
Sales	1,090	460	99	267
EBITDA/Net earnings	50	80	4	6

1 Estimated annual sales and EBITDA if acquisitions occurred at January 1, 2019.

2 Sales and net earnings from continuing operations before income taxes from date of acquisition.

Unaudited	In millions of US dollars except as otherwise noted

NOTE 12  SEASONALITY

Seasonality in the Company’s business results from increased demand for products during planting season. Crop input sales are generally higher in spring and fall application seasons. Crop input inventories are normally accumulated leading up to each application season. Feed and industrial sales are more evenly distributed throughout the year. The results of this seasonality have a corresponding effect on trade and rebates receivables, inventories, prepaid expenses and other current assets and trade payables. Our short-term debt also fluctuates during the year to meet working capital needs. The Company’s cash collections generally occur after the application season is complete, while customer prepayments are concentrated in December and January and inventory prepayments are concentrated in the period from November to January.

NOTE 13  RELATED PARTY TRANSACTIONS

The Company sells potash from its Canadian mines for use outside Canada and the United States exclusively to Canpotex. Sales are at prevailing market prices and are settled on normal trade terms. Sales to Canpotex for the three months ended September 30, 2019 were $379 (2018 – $458) and the nine months ended September 30, 2019 were $1,421 (2018 – $1,198). At September 30, 2019, $215 (December 31, 2018 – $208) was owing from Canpotex.